UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

McDonald's Corporation
(Exact name of registrant as specified in its charter)

Delaware	**1-5231**	**36-2361282**
(State or other jurisdiction		**(I.R.S. Employer**
of incorporation)	**(Commission File Number)**	**Identification No.)**

One McDonald's Plaza	
Oak Brook, Illinois	**60523**
(Address of principal executive offices)	**(Zip Code)**

Denise A. Horne
(630) 623-3000

(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company's products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, "3TGs"). These are considered "conflict minerals" under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the "covered countries").

McDonald's Corporation, a Delaware corporation, including our consolidated subsidiaries (collectively, "McDonald's"), franchises and operates McDonald's restaurants in more than 100 countries around the world.

We also offer Happy Meals toys and promotional items (the "covered products"). We determined that certain covered products contain some 3TGs. McDonald's does not directly purchase 3TGs, nor do we have any direct relationship with any mines or smelters that process these minerals.

As specified under Rule 13p-1, McDonald's conducted in good faith a reasonable country of origin inquiry ("RCOI") that it believes was reasonably designed to determine whether any of the necessary 3TGs contained in our covered products originated in the covered countries or were from recycled or scrap sources. In conducting the RCOI, McDonald's requested that our 2014 suppliers of covered products complete detailed questionnaires concerning their manufacturing practices and the materials they include in covered products. All of the suppliers that responded provided information indicating that they do not obtain 3TGs for any covered products from any covered countries.

As a result, we have no reason to believe that any of the 3TGs contained in our 2014 covered products originated in the covered countries. The 3TGs contained in our 2014 covered products also do not come from recycled or scrap sources. The information in this Form SD also is publicly available on our website at www.aboutmcdonalds.com/mcd/investors/ shareholder_information.html

Item 1.02 Exhibit

Not applicable.

Section 2 - Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

McDONALD'S CORPORATION

(Registrant)

By: /s/ Gloria Santona   Date: June 1, 2015

Name: Gloria Santona

Title: Corporate Executive Vice President - General
        Counsel and Secretary